June 13, 2012

Gabriel Eckstein

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

WordLogic Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed on June 1, 2012

File No. 000-32865

Dear Mr. Eckstein:

WordLogic Corporation (the “Company”), a Nevada corporation, has received and reviewed your letter of June 8, 2012 pertaining to the Revised Preliminary Proxy Statement on Schedule 14A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 1, 2012.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated June 8, 2012.

Proposal 6. Approval of the Amended and Restated Articles of Incorporation, page 17

1.

Please revise this section to provide a narrative discussion of the reasons and effects of each of the proposed amendments. For each proposed amendment that represents a change to the existing Articles of Incorporation, please ensure that you describe the difference between the existing provision and the proposed amendment.

RESPONSE:  We have revised the Filing to provide a narrative discussion of the reasons and effects of each of the proposed amendments and to describe the difference between the existing provisions and the proposed amendments.

2.

In the table on page 18 you include a description of Proposals 4 and 5 as part of Proposal 6. Given that shareholders are voting separately on Proposals 4 and 5, it appears that you should revise to include under each of those Proposals all of the relevant information, including the proposed changes to the Articles of Incorporation. Alternatively, tell us and disclose the legal effect of an approval of Proposal 6, if Proposals 4 and 5 are not approved.

RESPONSE:  We have revised the Filing to include the requested information under Proposals 4 and 5.  Further,

we have inserted a chart on page 24 to show the potential outcomes that may result from the approval or non-approval of Proposals 4, 5 and 6, or any combinations thereof, including the outcome that will result if Proposal 6 is approved, but Proposals 4 and 5 are not.

3.

Please file with your proxy materials a copy of your articles that has been marked to show changes as a result of the proposed amendments.

RESPONSE:  We have revised the Filing to attach a copy of the Amended and Restated Articles, which has been marked to identify the changes to the Original Articles of Incorporation resulting from the proposed amendments, as Appendix C.

Anti-Takeover Provisions, page 19

4.

You include within Proposal 6 a vote for the election not to be governed by certain provisions of the Nevada Revised Statutes. Given the potential impact of this proposed change to your Articles of Incorporation on the rights of shareholders, please tell us how you determined that including this election as part of Proposal 6 complies with Exchange Act Rule 14a-4(a) and (b)(1), which requires that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Alternatively, revise your proxy statement, including the form of proxy, to present this election as a separate proposal.

RESPONSE:  We have revised the Filing to remove the election not to be governed by Nevada Revised Statutes 78.411 to 78.444, inclusive, from our proposed Amended and Restated Articles under Proposal 6.

5.

Please provide us with a detailed analysis of how your proposal not to be governed by the statute you describe is consistent with Nevada laws. In this regard, we note the limitations in Section 78.434 of the Nevada Revised Statutes. In your response, as well as in your disclosure, please specify the statute(s) on which you are relying to support your position.

RESPONSE: We have revised the Filing to remove the election not to be governed by Nevada Revised Statutes 78.411 to 78.444, inclusive, from our proposed Amended and Restated Articles under Proposal 6.

6.

It appears that you should revise your disclosure in the second paragraph to conform to the language of the statute. For example, we note that you do not disclose under part (i) that the vote of the board of directors must occur before the person first became an interested shareholder as set forth in Section 78.438(1)(a) of the Nevada Revised Statutes. Please revise or advise.

RESPONSE:  We have revised the Filing to remove the election not to be governed by Nevada Revised Statutes 78.411 to 78.444, inclusive, from our proposed Amended and Restated Articles under Proposal 6.

7.

On page 2 you list eight proposals; however, only seven proposals are included in your form of proxy. Please reconcile.

RESPONSE:  We have revised the Filing on Page 2 to remove the 8th proposal.

In connection with the Company’s responding to the comments set forth in the June 8, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Franklin Evanshen

By: Franklin Evanshen

Its: President & Chief Executive Officer

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